EX-23.2



The Board of Directors
Elite Research Ltd.


We consent to the incorporation by reference in the Registration Statement on Form S-3 of Elite Pharmaceuticals, Inc. pertaining to 13,743,330 shares of Common Stock of Elite Pharmaceuticals, Inc., of our report dated June 11, 2002 on the Financial Statements of Elite Pharmaceuticals Ltd. for the year ended March 31, 2002, included in the Annual Report (Form 10-K) for the year ended March 31, 2004.

/s/ KPMG

Hamilton, Bermuda
November 12, 2004